Heineken Holding N.V.



Tweede Weteringpla.
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

date 27 February 2003

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publication of Heineken Holding N.V.

- Press-information dated 5 December 2002
- Press-information dated 26 February 2003

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs

Enclos.

Heineken Holding N.V.

press-information

Net profit Heineken up 11,2% in 2002

- The net result of Heineken Holding N.V.'s participating interest in Heineken N.V. for 2002 turned out at EUR 378 million.
- For 2002 net profit of Heineken N.V. rose by 11.2%.
- Heineken N.V.'s operating earnings in 2002 increased by 14% to EUR 1,282 million and rose as a percentage of net turnover from 12.1% in 2001 to 12.5% in 2002.
- Net turnover of Heineken N.V. in 2002 increased by 10.3% (EUR 960 million) to EUR 10,293 million.

Heineken Holding N.V. engages in no activities other than its participating interest in Heineken N.V. and the management and supervision of and provision of services to that company.

According to the statutes of Heineken Holding N.V. the two companies pay an identical dividend. A final dividend of EUR 0.24 per share of EUR 2.00 nominal value will be paid on 7 May 2003. Heineken Holding N.V. shares will be quoted ex dividend from 28 April 2003.

Amsterdam, 26 February 2003

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam - The Netherlands
phone +31 (0)20 622 1152 - fax +31 (0)020 625 2213
Registered Office at Amsterdam, Chamber of Commerce Amsterdam, No. 33078624

Notes to the consolidated annual figures 2002 of Heineken Holding N.V.

Sustained growth in net turnover
Net turnover in 2002 was 10% higher at € 10,293 million, of which first-time consolidations accounted for 5%. Organic growth in net turnover amounted to 6%, of which higher selling prices and an improved sales mix accounted for 4% and volume growth for 2%. The net negative effect of exchange rate movements on net sales amounted to 1%.

There were several material changes in the scope of the consolidation in 2002. The 49.9% interest in BrauHolding International in Germany, which was carried at net asset value in 2002, was proportionally consolidated with effect from 1 January 2002. Bravo International in Russia was fully consolidated with effect from 1 January 2002. Al Ahram in Egypt, Almaza in Lebanon and Barú in Panama were consolidated as from 1 October. Further, in a few cases, existing interests were extended, and a number of beverage wholesalers were consolidated for the first time.

As of 2002, part of the costs of temporary point-of-sale activities were reclassified as marketing and selling expenses. In the past these costs were deducted from net turnover. To facilitate comparison, both net turnover and marketing and selling expenses for 2001 were increased by € 170 million. The reclassification has no impact on the results.

Heineken advances its position in the world beer market
In 2002, the world beer market grew by over 2% to approximately 1.4 billion hl. European beer sales were up by 3%, due mainly to growth in Poland and Russia. The US and African beer markets reported modest growth and sales in Asia were also higher, driven by rising demand in China.

Group volume*) rose by almost 4 million hl to 84.8 million hl, an increase of 4.8%. Total beer volume of the Group (Group volume plus sales by affiliated companies) increased to 108.9 million hl from 105.1 million hl.

Heineken beer the driving force behind improved sales mix
Sales of Heineken beer in countries where the brand is positioned in the premium segment were 4.5% higher in 2002, with the fastest growth being reported in the United States, Poland and Thailand. This week, Heineken will be introduced in the premium segment in the United Kingdom, and in anticipation of this, sales volume was negatively effected there in 2002, which restricted the growth of worldwide Heineken beer sales to 22.9 million hl (+2.5%).

Higher sales of Amstel in Africa and Amstel Light in the United States compensated for reduced volumes in Europe, resulting in Amstel sales remaining stable at 10.8 million hl.

Sales of the international specialties of Heineken, mainly Desperados and Affligem, developed positively.

Regional review
In *Europe*, total Heineken Group sales were 2.5 million hl higher at 57.9 million hl in 2002. The individual beer markets showed a varying picture.

---

*) Group volume = sales by consolidated companies + sales of Heineken beers brewed and sold under licence by third parties.

Heineken Nederland reported lower sales, in line with the market, but an improved sales mix and strict cost control contributed to maintaining a stable result.

With Heineken's share of the shrinking French market holding firm, a better sales mix translated into an improved result.

The 2002 result in Spain was lower. This was caused by decreased sales, due to customers increasing their stock levels in December 2001 ahead of higher excise duties in 2002 and poor weather in the south of the country, where Heineken has a relatively strong presence. In the second half of the year the situation improved. Profit increased and market share stabilised.

In Italy, both market share and result improved, thanks to higher sales of Heineken and Birra Moretti, which improved the sales mix, and efficiency gains at the distribution level.

Sales in Greece held steady and strict cost controls helped to achieve an improved result.

With sales up 11%, Zywiec Group in Poland grew faster than the market and, thanks to its higher market share and better sales mix, posted a greatly improved result. Sales of the Heineken brand increased threefold.

In the *United States*, sales of Heineken beer were up by 10% and Amstel Light sales increased by 17%.

Sales in the *Asia/Pacific* region were higher, but profits were under pressure from intense competition, especially in China, and the uncertain political situation in Indonesia.

In *Africa*, both sales and operating profit rose Nigerian Breweries accounting for most of the improvement together with the consolidation of Al Ahram, Egypt.

Solid improvement in operating margin
Operating profit rose by 14% to €1,282 million in 2002. The main contributory factors were the growth in sales volume, the improved sales mix and higher prices. The newly consolidated companies also made a positive contribution. Exchange-rate movements had a minor positive effect. Operating profit as a percentage of net turnover increased to 12.5%, compared with 12.1% in 2001 and is now 3.5% above the level of ten years ago.

Heineken again invested heavily in strengthening brands and market positions, which increased marketing and selling costs by 9% to € 1,585 million. Marketing and selling costs as a percentage of net turnover stood at 15.4%, compared with 15.5% in 2001. Other operating costs were higher, rising 10% to € 7,426 million. Raw material, packaging and energy costs were also slightly higher.

The increase in staff costs relates mainly to first-time consolidations and additional pension charges. A total of € 70 million in additional pension charges worldwide was borne in 2002. This includes the whole of the provision of € 65 million for pensions in the Netherlands, which Heineken had previously announced would be charged to the profit and loss account over five years. Half of this additional pension charge could, however, be set off by using existing provisions for staff costs.

Net interest charges increased by € 38 million to € 109 million, mainly as a result of the financing of new acquisitions and expansion projects at the existing breweries.

The tax burden remained stable at 31.0%.

Net profit on ordinary activities increased by 11.2% to € 795 million in 2002.

Earnings per share and dividend proposal
Net profit per share on ordinary activities rose from € 1.82 to € 2.03.

Net profit per share on ordinary activities before amortisation of intangible fixed assets (cash earnings per share) was 11.5% higher, rising from € 1.83 in 2001 to € 2.05 in 2002.

The Annual General Meeting of Shareholders to be held on 24 April 2003 will be invited to declare an unchanged cash dividend of € 0.40 per share of € 2.00 nominal value, from which Dutch withholding tax at 25% will be deducted. An interim dividend of € 0.16 per share was paid on 23 September 2002, leaving a final dividend of € 0.24 per share. If the meeting approves the dividend proposal, Heineken Holding shares will be quoted ex-dividend as from 28 April 2003. The final dividend will be payable on 7 May 2003.

Balance sheet and cash flow
Shareholders' equity as at 31 December 2002 amounted to € 1,272 million compared with € 1,379 million at the end of 2001. The movement was the net effect of adding the net profit of € 398 million and revaluations of € 16 million and deducting goodwill in respect of acquisitions of € 389 million, exchange differences of € 54 million and a proposed dividend payout of € 78 million.

Interest-bearing debt increased by € 842 million to € 2,169 million and the cash position decreased by € 397 million to € 778 million. Net debt increased from € 152 million in 2001 to € 1,391 million in 2002, mostly due to the financing of acquisitions. Net investments for acquisitions amounted to € 1,222 million and investments in tangible and intangible fixed assets amounted to € 731 million. Investments in tangible fixed assets in 2003 are expected to amount to € 750 million.

Cash flow from operations increased by € 19 million to € 1,184 million. The increase was due largely to the higher operating profit, which was partially offset by higher working capital.

Prospects for 2003: Despite uncertainties, another year of rising profits
Results are affected from year to year by factors which are difficult to predict such as exchange rates, government policy and the weather. Further in 2003 higher pension charges, the cost of launching Heineken beer in the premium segment in the United Kingdom, the effects of the weaker dollar, the deteriorating economic situation in many countries, will also play a role. The newly acquired breweries will deliver a positive contribution. Despite these uncertainties, Heineken expects further growth in net profit in 2003. The possible impact on the results of increasing international tensions can't be predicted.
The company shall also realise a non recurring after tax gain of € 73 million in 2003 on the sale of its 15% stake in Argentinian brewer Quilmes. Heineken remains positive regarding the longer-term profit outlook, given the success of the corporate strategy, the strength of its brands, its international coverage, the current debt capacity at its disposal and its extensive international experience.

The annual report will be available from 27 March 2003.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590

The analysts' presentation will be shown live on 26 February 2003 at 12:30 on www.heinekeninternational.com.

HEINEKEN HOLDING N.V.

Consolidated Balance Sheet
after proposed appropriation of profit
in millions of euros

	31 December 2002	31 December 2001
Assets		
Fixed assets		
Intangible fixed assets	39	13
Tangible fixed assets	4,094	3,592
Financial fixed assets	835	531
	4,968	4,136
Current assets		
Stocks	765	692
Receivables	1,270	1,192
Securities	98	29
Cash	680	1,146
	2,813	3,059
	7,781	7,195
Equity and liabilities		
Group equity		
Shareholders' equity	1,272	1,379
Minority interests in Heineken N.V.	1,271	1,379
Minority interests in other group companies	393	381
	2,936	3,139
Provisions	981	1,024
Liabilities		
Long-term borrowings	1,215	797
Current liabilities	2,649	2,235
	3,864	3,032
	7,781	7,195

HEINEKEN HOLDING N.V.

Consolidated Profit and Loss Account
in millions of euros

	2002		2001	
Net turnover		10,293		9,333 *)
Raw materials, consumables and services	5,558		5,089 *)	
Excise duties	1,282		1,226	
Staff costs	1,642		1,417	
Amortization/depreciation and value adjustments	529		476	
Total operating expenses		9,011		8,208
Operating profit		1,282		1,125
Results of non-consolidated participating interests		48		45
Interest		–109		–71
		-61		-26
Profit before tax		1,221		1,099
Taxation		–364		–327
Group profit after tax		857		772
Minority interests in the results of group companies of Heineken N.V.		–62		–57
Net profit on ordinary activities of Heineken N.V.		795		715
Extraordinary result after tax		-		52
Net profit of Heineken N.V.		795		767
Minority interests in the profit of Heineken N.V.		-397		-383
Net profit		398		384

*)Restated for comparison purposes

HEINEKEN HOLDING N.V.

in millions of euros

	2002	2001
Raw materials, consumables and services		
Raw materials	525	507
Packaging	949	873
Goods for resale	1,080	978
Marketing and selling expenses	1,585	1,451
Transport costs	402	357
Energy and water	147	138
Repair and maintenance	185	161
Other expenses	685	624
	5,558	5,089
Regional Segmentation		
Sales proceeds		
Europe (including exports)	8,764	7,951
Western Hemisphere	1,372	1,176
Africa/Middle East	795	747
Asia/Pacific	471	465
Eliminations	−1,276	−1,127
Total sales proceeds	10,126	9,212
Proceeds from services	167	121
Net turnover	10,293	9,333*)
Operating profit		
Europe (including exports)	996	881
Western Hemisphere	70	55
Africa/Middle East	169	129
Asia/Pacific	47	60
Total	1,282	1,125
Total assets		
Europe (including exports)	5,316	4,779
Western Hemisphere	659	395
Africa/Middle East	1,052	791
Asia/Pacific	379	417
	7,406	6,382
Invested cash	375	813
Total assets according to balance sheet	7,781	7,195

*) Restated for comparison purposes

HEINEKEN HOLDING N.V.

Consolidated Cash Flow Statement

in millions of euros

	2002	2001
Cash flow from operating activities		
Operating profit	1,282	1,125
Results of non-consolidated participating interests	48	45
Amortisation/depreciation and value adjustments	529	476
Movements in provisions	-8	-32
Movements in working capital	-223	-42
Cash flow from operations	1,628	1,572
Interest paid and received	-103	-74
Taxation paid on profits	-341	-333
Cash flow from operating activities	1,184	1,165
Dividends paid	-187	-168
Cash flow from operating activities less dividends paid	997	997
Cash flow from investing activities		
Intangible fixed assets	-35	-17
Tangible fixed assets	-696	-578
Consolidated participating interests	-799	-148
Non-consolidated participating interests	-423	-74
Extraordinary result on sale of participating interest	-	52
Other financial fixed assets	-20	-18
	-1,973	-783
Cash flow from financing activities		
Long-term borrowings	484	86
Repayment of long-term borrowings	-56	-182
Share issue by group companies	-1	57
	427	-39
Net cash flow	-549	175
Other cash movements:		
Changes in the consolidation	-88	99
Exchange rate movements	-36	-14
Movement in cash	-673	260
The net cash position is made up of:		
– Cash	680	1,146
– Securities	98	29
– Bank overdrafts	-573	-297
Position as at 31December	205	878

Heineken Holding N.V.
Pressinformation

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands

Phone +31 (0)20 622 1152
Fax +31 (0)20 625 2213

Amsterdam, 5 December 2002

Euronext Amsterdam introduces Heineken Holding options

On the January 27, 2003, Euronext N.V. will introduce options on Heineken Holding shares. The Heineken Holding options will be listed on the index in addition to the existing options on Heineken N.V. shares. Euronext is introducing the options on Heineken Holding shares to offer shareholders greater choice and additional options for anticipating stock price developments of Heineken and Heineken Holding shares.

The Management Board of Heineken Holding welcomes the decision of Euronext to trade the options on Heineken Holding shares. This introduction is part of the policy of the Heineken Holding Advisory Board to stimulate the liquidity of the Heineken Holding shares, where possible.

With an average daily volume of 1.8 million shares (2001), Heineken N.V. is the most actively traded stock on the Euronext Amsterdam and is a component of the AEX index. With an average daily volume of over 100,000 shares, Heineken Holding N.V. is the most actively traded stock in the category 'other funds' on the Euronext Amsterdam.

The symbol for the new options class will be HEH. The market maker who will handle the transactions will be Paerel Trading Partners B.V. This concerns options in American style (execution possible through complete exchange period), with possible periods of 3, 6 and 9 months and notification in the cycle January, April, July, October ('jajo'-cycle).

Press information
Smink, van der Ploeg & Jongsma
Kees Jongsma
Phone: +31 20 647 81 81

Investors and Analyst information
Jan van de Merbel

Phone: +31 20 52 39 590

For more information on Heineken Holding and Heineken N.V., please visit:
www.heinekencorp.com

Bankers: ABN AMRO Bank, Amsterdam, No. 46.80.29.885
Registered Office at Amsterdam, Chamber of Commerce Amsterdam, No. 33078624